

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

July 31, 2007

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

> **Re: Media Sentiment, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 27, 2007**
> **File No. 333-144101**

Dear Mr. Munz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   While you disclose on the prospectus cover page that you are registering the distribution of your shares to your parent's shareholders, your disclosure throughout this document refers to offering prices and selling shareholders. It appears from several locations in this document that you are including the resale of your securities by your parent's shareholders. Please revise the disclosure throughout this document to clearly reflect the transaction(s) you are registering with this registration statement.

2.   In connection with comment one, please explain to us how this offering will be carried out pursuant to Rule 415 of Regulation C.

Prospectus Cover Page

3.   You disclose here that the selling shareholder is your parent corporation. You
        further disclose that you are offering "up to 3,640,650" in shares to your
        record holders as of April 20, 2007. Please revise to clarify why you are
        offering "up to" the noted figure. Are you shareholders able to reject receipt
        of the shares?

Summary, page 3

4.   We note the general disclosure here and later in the document that the reverse
        merger was completed in May 17, 2007. We also note that the spin off of
        your shares is only to your shareholders of record on April 20, 2007. As such,
        it appears that the decision to spin off the Media Sentiment business was
        determined as part of the merger. Please revise to discuss the purpose of the
        merger if a condition to the merger was the spin off of your only business.

5.   In connection with the preceding comment, please revise to discuss the reason
        for the shares only being issued to the shareholders on record date of April 20,
        2007.

6.   Please revise to clarify in this section, if you have had losses since inception,
        including the time before your business was transferred by your parent
        company.

7.   We note on page three that you refer to DBI and Debut as your parent
        corporation, whereas on page 43 you refer to Debut as your parent company's
        wholly-owned subsidiary. Please revise the filing to clarify this apparent
        conflict and whether DBI and Debut refer to the same entity.

8.   As disclosed on page 3, a reverse merger occurred between California News
        Tech and Subsidiary and Debut Broadcasting Corporation, Inc. Tell us and
        consider disclosing how you considered SAB Topic 5J in determining the
        impact of this reverse merger on your financial statements and whether the
        reverse merger resulted in a new basis of accounting for your assets and
        liabilities.

9.   Please tell us whether the reverse merger was a condition of the private
        offering disclosed towards the bottom of page four and clarify whether the
        private offering was to the shareholders of DBI.

Risk Factors, page 7

10.   Please revise to include a risk factor to address the dilution that will occur due
        to the 14.8 million shares that could be issued pursuant to an outstanding note.

In we fail to obtain additional funding . . . ., page 7

11.   Please revise this risk factor to specifically discuss your need for additional funding.

 Because we are in a highly competitive industry . . . ., page 11

12.   In this risk factor you refer to the "market for internet services." Characterizing your industry as "market for internet services" appears very broad. Please revise this risk factor to be more specific.

Because of the continuing conflict in Iraq . . . ., page 12

13.   Please revise to clarify how this risk specifically affects you as it appears to be something that affects all companies.

Forward looking assessments have been prepared by current management . . . ., page 12

14.   It is not clear how the existence of forward looking assessments of management is a risk to the company. Please revise to clarify.

15.   We note the reference to the private securities litigation reform act here and in this document. Please tell us of your ability to rely upon the safe harbor for forward looking statements considering this is your initial public offering of securities.

Because this registration statement does not render professional advice, page 14

16.   It is not clear how this is a risk factor that is specific to you. Please revise to clarify as it appears to be an aspect that affects all companies.

Because of new legislation, including the Sarbanes-Oxley Act of 2002 . . . ., page 14

17.   This risk factor affects all public companies. Please revise to clarify how it is specific to you.

Directors, Executive Officers, Promoters and Control Persons, page 30

18.   Please revise to explain if Marian Munz devotes his full time to Strategic Information Technology International. We note you acquired your technology originally from Strategic Information. Please revise to discuss that sale here.

19.   Please revise to clarify if William L. White devotes his full time to Game Link. Also, please revise to explain the relevance of the disclosure of Game Link's sales in this document.

Security Ownership of Certain Beneficial Owners and Management, page 31

20.   We note that Marian Munz has beneficial ownership of 80.25% of your shares. Please file the note(s) as an exhibit to this registration statement.

Description Of Securities

Share Purchase Warrants and Options, page 35

21.   You state that you have not issued and do not have outstanding any warrants or options to purchase common stock.   The notes to your financial statements indicate you have both.   Please clarify or revise accordingly.

Interest of Named Experts and Counsel, page 36

22.   We note the accountant named in this section is different from the accountant report's included on page F-1. Please revise the filing to clarify this apparent conflict.

Description of Business, page 37

23.   We note the disclosure here that you do not have any employees. Please revise to discuss how you have carried out your business without any employees. Discuss how your products/services are developed and delivered. Discuss how your day to day operations are conducted.

24.   As a general matter, repetition does not enhance your disclosure. As such, please revise to limit the use of repetition throughout this document. For example, on page 37 and several other pages, the disclosure that begins with "[t]he central premise behind MediaSentiment is that media reports about the American economy . . ." is repeated. The disclosure that begins with "[o]our MediaSentiment research product assists our customers . . ." is also repeated several times.

25.   Please revise to define the acronym ECN as it is used in this document.

26.   Please revise to explain how algorithmic trading is related to your business as you refer to it on page 38.

27.   We note the disclosure at the bottom of page 37 and on page 38 of your belief that use of your technology "will expand in the coming years, driven by an ongoing increase in information availability and a demand for tools that assist in quick assimilation of media reports." Please tell us the basis for the noted disclosure.

28.   You disclose that your product is able to give near real time measurement and trend analysis of media. Please revise to clarify how you are able to achieve the noted disclosure in light of the disclosure on page 42 that you have no property or equipment with which to carry out your business.

29.   On page 38, you refer to your "computer systems" which analyze "the news reports." Please revise to clarify if you own your computer systems in light of your disclosure on page 42 under the caption "property and equipment." Also, please revise to clarify if you only rely upon free news sources or if you pay to receive news from fee charging sources.

30.   You disclose that you allow your customers to access the source media. If the news source is derived from a fee charging source, please revise to clarify if you have to pay any additional charges to allow your customers to access it.

31.   We note the reference to "earning surprise factors" on page 39. Please revise to explain your use of the noted phrase.

32.   We note the disclosure on page 39 that you have also developed a product for MetaStock through a partnership. Please revise to discuss the material terms of this relationship and file the document that evidences this relationship as an exhibit.

33.   On page 40, we note that you have developed the first beta version of a new product named PublicMemory.com. Please clarify what it means to have a "beta version" of a product. Also, please revise to clarify if the "resulting graphs" were sold to Stanford University. If so, please revise to discuss this sale.

34.   Please revise to explain how you would take advantage of "today's fast-growing online advertising market" with your developing product.

35.   We note the disclosure on page 40 that you plan to further develop the "first MediaSentiment system to offer more powerful search capabilities." Please revise to discuss the status of the development of your first product.

36.   You disclose that you "will develop e-Sibyl.com . . . to bring internet users the information that is critical to them. . . ." Instead of referring to "internet users" generally, please revise to clarify the users you are targeting with the noted product. Also, please revise to discuss the status of the development of the noted product.

37.   Towards the bottom of page 40, we note that you plan on "continuing to market these products through strategic partnerships, direct marketing, and advertising to online traders/investors." Please revise to discuss your efforts

to market your product. Revise to elaborate and discuss the material terms of the "partnerships" that you have entered into to market your products. To the extent that the partnerships are material to your operations, please file the document(s) that evidences the partnerships.

38.   Under the caption "competition," please revise to discuss your competitive environment by discussing your standing in the specific market you compete in.

39.   We note the disclosure on page 41 that trading volume executed by automated programs has increased substantially in recent years. Please tell us the basis for this disclosure. Also, revise to discuss how the noted disclosure is relevant to your business.

40.   You disclose that "other firms" do not seem to target the individual investors directly as you do. Please tell us the basis for this disclosure.

41.   We note the disclosure on page 40 that your technology "has already built a data performance track record." Please revise to explain this track record. Revise to clarify if you have provided a review of your product/service verses actual results. If you have, please revise to discuss those here.

42.   Under the caption "research and development expenditures" on page 42, we note that you will continue your "current efforts in market research and development." Please revise to discuss how the research and development will be carried out since you have no employees.

Patents and Trademarks, page 42

43.   Please revise to disclose the dates associated with the purchase of your rights and ownership to the technology that consist of your business.

44.   Please revise to disclose the patent application number. Please revise to update on the status of this application. Also, clarify for investors if there are any protections for your technologies while it is in the application process.

Plan of Operations, page 43

45.   It is not clear why you refer to Form 8-K throughout this section. Please advise.

46.   In its current form, your disclosure in this section is materially deficient. Please review Item 303 (a) and (b) of Regulation S-B and revise to provide the required disclosure that is applicable to you. It appears that you are providing disclosure pursuant to subsection (a). If true, please explain to us your basis

for providing disclosure under Item 303(a) Plan of Operation rather than Item 303(b) Management's Discussion and Analysis of Financial Condition and Results of Operations of Regulation S-B. We note that MSI had revenues from operations in each of the last two fiscal years and interim period in the current fiscal year.

47.   You make reference to the historical and pro forma financial statements of Debut and how your plan of operation discussion should be read in conjunction with these financial statements. These financial statements have not been incorporated in your registration statement. Please clarify the importance of these financial statements to your discussion of MSI's plan of operation. Also, explain to us the relevance of Debut's financial statements, including DBI's financial information disclosed on page 4, to an investor's financial assessment of MSI and a comparison of MSI to its competitors.

Our Business, page 44

48.   The disclosure in this subsection repeats word for word disclosure that appears earlier in the document. Please revise to provide a brief summary here and eliminate unnecessary repetition.

49.   You disclose at the bottom of page 46 that you "may hire additional employees and/or contractors." Please revise to clarify that you currently have no employees.

Critical Accounting Policies, page 47

50.   Please revise to include a discussion regarding the Company's Critical Accounting Policies. This discussion should not just duplicate, the description of accounting policies in the notes to the financial statements and instead should focus on those areas where significant levels of judgment are required and where judgments and uncertainties affecting the application of the policies and selection of estimates could result in materially different amounts being reported under different conditions or using different assumptions. Refer to FR-60, Cautionary Advice Regarding Disclosure about Critical Accounting Policies and FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 47

51.   Please expand your discussion regarding the Company's Liquidity and Capital Resources. Your discussion should provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements,

rather than recitation of items readily apparent from your financial statements. Refer to FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Certain Relationships and Related Transactions, page 48

52.   Please review Item 404 of Regulation S-B and revise to discuss the details of your transactions with your related parties.

53.   Please revise to identify your promoters.

54.   Please revise to discuss the details of the transactions that lead to the reverse merger. Clarify if approval was needed and/or obtained from shareholders for the reverse merger. Please revise to discuss the interest of your control person(s) in the reverse merger transaction.

Market for Common Equity and Related Stockholder Matters, page 48

55.   Please revise to provide the disclosure required by Item 201(a)(2)(i), (ii), and (iii) of Regulation S-B.

Executive Compensation, page 50

56.   Please revise to discuss the material terms of each named officer's employment agreement or arrangement, whether written or unwritten. If written, please file such document as an exhibit.

Financial Statements and Notes

General

57.   Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

58.   You have provided the audited and un-audited financial statements of California News Tech and Subsidiary, your parent corporation prior to the Debut Broadcasting acquisition instead of your own stand-alone financial statements. Please explain how these financial statements are representative of your own and clarify whether any parts of the financial statements presented does not represent your own activity.

Report of Independent Registered Public Accounting Firm, page F-1

59.   We note that Jewell & Langsdale is no longer registered with the PCAOB. As a result, although they are allowed to issue consents on their previous

audits, they are no longer in a position to provide audit/review work going forward now that you have filed your registration statement. Reference is made to Auditing Standard No. 1 of the PCAOB. Please advise us how you plan to resolve this issue.

Note 3. Going Concern and Liquidity, page F-9

60.   Disclose in detail your viable plan to overcome the Company's financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve-month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both management's plan of operations and the notes to the financial statements. See Section 607.02 of Financial Reporting Codification.

Note 8 Shareowners' Investment, page F-10

61.   We note the disclosure relating to the January 7, 2007 reverse stock split and increase in the number of authorized shares. With respect to your financial statements as of December 31, 2007 and subsequent interim, and disclosures relating to your capital stock, please tell us how you considered SAB Topic 4.C and paragraph 54 of SFAS 128. Also, reconcile the number of shares outstanding as of March 31, 2007 with the number of shares to be registered through this prospectus.

Note 13. Subsequent Events, page F-14

62.   Please tell us how you plan to account for the conversion features of the Debenture Subscription Agreement with DNB Capital Management, Inc. and your consideration of the guidance in EITF 00-19 in evaluating whether the conversion features are embedded derivatives that should be bifurcated and accounted for at fair value under SFAS 133.

Signatures

63.   Please revise to include the signature for the principal accounting officer or controller.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468, or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc: Brian Clark
        Fax No. 702-944-7100